UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

THREE NEW PROJECTS OF ENERGY GENERATION FROM

BIOMASS

São Paulo, March 23, 2010 – CPFL Energia S.A. (“CPFL Energia”) (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces to the market that its new controlled companies CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra (companies constituted for the development of electric power generation projects from sugar cane bagasse) signed a partnership agreement with Grupo Pedra Agroindustrial, for the development of three projects for the generation of biomass.

The installed capacity totalizes 145 MW, with 50 MW for Bio Buriti Thermoelectric Plant, 25 MW for Bio Ipê Thermoelectric Plant and 70 MW for Bio Pedra Thermoelectric Plant. A total of 88.63 MW will be exported to CPFL (30.00 MW for Bio Buriti, 14.37 MW for Bio Ipê and 44.26 MW for Bio Pedra), during the harvest season.

The forecast for investments in the three projects is around R$ 366 million. The commercial startup of the Bio Buriti and Bio Ipê Thermoelectric Plants is scheduled for June 2011, and of the Bio Pedra Thermoelectric Plant for April 2012.

CHARACTERISTICS

Plant Name	Buriti	Ipê	Pedra
Site	Buritizal/SP	Nova Independência/SP	Serrana/SP
Beggining of Construction	abr-10	abr-10	out-10
Commercial Start-up	jun-11	jun-11	abr-12
Total Investment (R$ million)	135	26	205
Installed Capacity (MW)	50.00	25.00	70.00
Energy Exported to CPFL during the harvest season (MW)	30.00	14.37	44.26
CPFL Assured Energy (annual average MW)	21.02	8.19	24.42

Investor Relations
Phone: 55-19-3756-6083
Facsimile: 55-19-3756-6089
E-mail: ri@cpfl.com.br
Website: www.cpfl.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.